Filed by Texas Regional Bancshares, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Texas Regional Bancshares, Inc.

On September 17, 2002, Texas Regional Bancshares, Inc. issued a press release announcing that Texas State Bank broke ground on a new banking center to be located at 2314 University Drive in Edinburg. The text of the press release follows:

NEWS RELEASE

FOR IMMEDIATE RELEASE

Texas State Bank Breaks Ground For New Edinburg Banking Center
Bank Expands With a Second Location in Edinburg

Edinburg, September 17, 2002—Texas State Bank broke ground today on a new banking center to be located at 2314 University Drive in Edinburg. This new banking center will be Texas State Bank's main location for the rapidly growing Edinburg area.

"One of the key reasons we chose this location was because of the convenience it would bring to our customers," said Glen E. Roney, CEO and Chairman of the Board of Texas State Bank. The Bank will be in a prime location on University Drive, Edinburg's main thoroughfare, offering customers easy access to the lobby, motor bank and drive up ATM. The motor bank will have 10 lanes consisting of one drive-up ATM lane, three commercial lanes, three truck/SUV lanes and three consumer lanes. The new banking center is scheduled to open in Summer 2003.

The three-story building will comprise of approximately 45,000 square feet. The design of the three-story building reflects the growth of both Texas State Bank and the City of Edinburg. "Gensler, one of the world's most notable design firms, has designed first-class architectural plans for this new banking center," said Roney. It is a modern and state-of-the-art design reflecting Texas State Bank's culture and image. Gensler also designed the Texas State Bank headquarters Tower in McAllen, as well as several other Texas State Bank locations. Joe D. Williamson of Williamson Construction Company is constructing the building.

Texas State Bank will occupy approximately 10,000 square feet on the first floor of the building, leaving about 4,500 square feet on the first floor and 15,000 square feet on the second and third floors available for tenant lease space to help meet the increasing demand for office space in Edinburg. Businesses interested in the available lease space are encouraged to contact Veronica Lantz, Texas State Bank Property Manager, at (956) 926-7555.

This new location will be Texas State Bank's second banking center in Edinburg. The first is located at 145 Paseo del Prado in South Edinburg. Bob Almendarez, Senior Vice President and Banking Center Manager of the existing Texas State Bank Edinburg location, will assume the management of the new location. "I am excited about the opportunity to oversee the Edinburg operations," said Almendarez. "We are very pleased to have this tremendous opportunity to better serve the people and businesses of Edinburg."

Texas State Bank is also expanding its presence in other areas of the Rio Grande Valley and Houston. Texas Regional Bancshares, Inc., the Bank's holding company, recently announced the completion of a definitive agreement for its previously disclosed acquisition of San Juan Bancshares, Inc. The transaction is expected to close during the fourth quarter of 2002 and will add two new Texas State Bank Valley locations in San Juan and Progreso.

Additionally, Texas State Bank is currently expanding its presence in the Houston Market with two new locations. The Bank entered the Houston market in February 2002 through its acquisition of Riverway Holdings, Inc., the holding company of Riverway Bank, with assets of $680.8 million. Texas State Bank will occupy the prime lobby space as well as the main rotunda on the Concourse Level of the Downtown Tunnel System in Century Development's new major office project in downtown Houston located at 1000 Main Street scheduled to open in April 2003. The second new banking center location will be in Sugarland, where the Bank purchased 2.6 acres on Highway 6 in June of this year.

Texas State Bank conducts commercial banking business operating 27 full-service banking locations in the Rio Grande Valley and Houston. Texas State Bank is a wholly owned subsidiary of Texas Regional Bancshares, Inc. with assets exceeding $3.5 billion and equity capital over $336 million. Texas Regional Bancshares, Inc. trades stock on the Nasdaq Stock Market® under the symbol TRBS.

Additional Information and Where to Find It

Texas Regional intends to file with the U.S. Securities Exchange Commission (the "SEC") a registration statement on Form S-4 concerning the transaction with SJBI. Texas Regional and SJBI also intend to mail a proxy statement/prospectus to the SJBI stockholders in connection with the transaction. Investors and security holders of Texas Regional and SJBI are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Texas Regional, SJBI and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web site at (http://www.sec.gov). A free copy of the proxy statement/prospectus may also be obtained (when it is available) from Texas Regional or SJBI. Texas Regional and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SJBI in favor of the transaction. Information regarding the interests of Texas Regional's officers and directors, and the interests of SJBI's officers and directors, in the transaction will be included in the proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by Texas Regional in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of SJBI in connection with the transaction, Texas Regional files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these filings at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C. 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The filings of Texas Regional with the SEC are also available free at the SEC's web site (http://www.sec.gov). You can obtain a free copy of these filings from Texas Regional.

Additional financial, statistical and business-related information, as well as business trends, is included in a Financial Supplement. This release, the Financial Supplement and other information are available on Texas Regional's web site at http://www.trbsinc.com/financials.html. The Financial Supplement and other information available on Texas Regional's web site can also be obtained by calling R.T. Pigott, Jr., Chief Financial Officer, at (956) 631-5400.

This document may contain forward-looking information (including information related to plans, projections or future performance of Texas Regional and its subsidiaries), the occurrence of which involve certain risks, uncertainties, assumptions and other factors which could materially affect future results. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Texas Regional's results could differ materially from Texas Regional's expectations in these statements. Texas Regional assumes no obligation and does not intend to update these forward-looking statements. For further information please see Texas Regional's reports filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, which are available at the SEC's web site at http://www.sec.gov.

CONTACT: Glen E. Roney, Chief Executive Officer and Chairman of the Board at (956) 632-7720, or Nicole Spoor, Marketing Director, at (956) 926-7564, both of Texas State Bank